UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No _)*
FIRST DATA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

32008D106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	16,169,611
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	2,410,697
EACH REPORTING	7	SOLE DISPOSITIVE POWER	16,169,611
PERSON WITH:	8	SHARED DISPOSITIVE POWER	2,410,697
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		18,580,308
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.4% (1)
12	TYPE OF REPORTING PERSON		IN

(1)
Based upon 179,873,244 shares of Class A common stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2015, plus 18,580,308 shares of Class B common stock convertible into Class A common stock on a one-for-one basis within 60 days that are deemed beneficially owned by the reporting person, as described herein.  See Item 4.

Item 1(a).	Name of Issuer:

First Data Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

225 Liberty Street, 29th Floor, New York, NY 10281, United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").  Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.  Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P. ("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"), and also the general partner of Omega Charitable Partnership L.P. ("Charitable LP"), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas' portfolio investments and is deemed to control such investments.

Advisors serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts").  As to the common stock of First Data Corporation owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such common stock because the owners of the Managed Accounts may be deemed beneficial owners of such shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Overseas, and Advisors. The principal business office of Capital LP, Investors LP, Equity LP, Overseas, Charitable LP, and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is married to an individual named Toby Cooperman.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11431 W. Palmetto Park Road, Boca Raton FL 33428

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share ( the "Shares")

Item 2(e).	CUSIP Number:

32008D106

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Amount beneficially owned and percent of Class:

Each of Mr. Cooperman, Capital LP, Investors LP, Equity LP, Overseas, the Managed Accounts and Toby Cooperman is the record owner of shares of Class B common stock that, upon receiving the consent of First Data Corporation, are convertible into the Shares on a one-for-one basis. As a result, Mr. Cooperman may be deemed the beneficial owner of 18,580,308 Shares, which constitute approximately 9.4% of the total number of Shares outstanding. The Shares Mr. Cooperman may be deemed to beneficially own consist of 4,027,540 Shares owned by Capital LP; 1,809,605 Shares owned by Investors LP; 1,876,042 Shares owned by Equity LP; 5,292,779 Shares owned by Overseas; 2,768,190 Shares owned by Mr. Cooperman; 2,410,697 Shares owned by the Managed Accounts; and 395,455 Shares owned by Toby Cooperman.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
16,169,611

(ii) Shared power to vote or to direct the vote
2,410,697

(iii) Sole power to dispose or to direct the disposition of
16,169,611

(iv) Shared power to dispose or to direct the disposition of
2,410,697

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2016	Signature:	/s/ Alan M. Stark
	Name:	Alan M. Stark
	Title:	Attorney In Fact, POA on file